MAIL STOP 3561

      October 17, 2005


Mr. Bob Marbut, Chairman
Argyle Security Acquisition Corporation
200 Concord Plaza, Suite 700
San Antonio, Texas  78219

Re:	Argyle Security Acquisition Corporation
		Amendment No. 2 to Registration Statement on Form S-1
      Filed September 27, 2005
		File No. 333-126569

Dear Mr. Marbut:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

General
1. We note that the underwriter has agreed to deposit 4.2% of the gross proceeds attributable to the underwriters` discount into the trust account until the earlier of a business combination or the trust is liquidated. Please advise where this agreement is set forth and supplementally discuss the reason for and basis behind the decision to defer a portion of the underwriter`s compensation. Disclose in the prospectus the rate of interest, if any, that the deferred fees and expenses will earn until an initial transaction is consummated. As applicable, discuss whether such deferment provision will apply to other members of the underwriting syndicate and if so, how such deferment obligation will be allocated among the members of the underwriters` syndicate.
2. We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.

3. We reissue prior comment 4 from our letter dated September 20, 2005. Please address the applicability or inapplicability of Regulation M in the context of the warrant purchase agreements contained within your registration statement. It appears that the purchase agreement represents a bid during the restricted period for purposes of Regulation M.
4. Discuss when the distribution period ends.

Prospectus Cover Page
5. Please note that the type-size of footnotes to the table, and elsewhere in the prospectus, must be the same legibility as the body of the document; see Rule 420(a) of Regulation C.

Use of Proceeds, page 19
6. You appear to have allocated proceeds not held in trust to due diligence in three separate line items: the first, the third and the fifth (reserves). Either this allocation is duplicative or the disclosure does not adequately discuss the specific due diligence undertakings contemplated. Please advise or revise.

Management, page 36
7. Disclose Mr. Marbut`s affiliation with Argyle Joint Ventures and
Argyle New Ventures. Disclose Mr. Chaimovski`s affiliation with Argyle Joint Ventures. Indicate the business for each of these entities.
8. You describe Electronics Line 3000 Ltd. as a "security with remote management company." Please clarify.
9. Please revise the conflicts of interest section to discuss the possible conflict of interest that may arise if a business combination is entered into with an affiliated company.

Part II

Item 26.  Exhibits
10. Section 6.2 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. Please explain how the proposed offering may still be considered a firm commitment in light of the language in the underwriting agreement. Please revise the agreement or the prospectus.

11. Revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Giovanni Caruso, Esq.
	Fax: (212) 407-4990


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Mr. Bob Marbut, Chairman
Argyle Security Acquisition Corporation
October 17, 2005
P. 1